JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

05010305

BY AIRMAIL

27th July 2005

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 04 2005
WASH. D.C. 213

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a copy of the 2005 Interim Results issued today in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

27th July 2005
For immediate release

The following announcement was today issued to the London Stock Exchange.

RECEIVED
AUG 04 2005
213
PROCESSING SECTION

Jardine Strategic Holdings Limited
Interim Report 2005

Highlights

- First half underlying earnings per share up 31% to US¢40.26
- Further good contributions from Dairy Farm and Astra
- Hongkong Land net assets per share up 21%
- 20% stake to be acquired in Rothschilds Continuation
- Net asset value per share* up 12% to US$14.39

"Good performance continued in most of the Group's businesses and a satisfactory outcome for the full year is expected."

Henry Keswick, *Chairman*
27th July 2005

*Based on the market price of the Company's holdings

The basis of calculation of underlying earnings is set out on page 15.

The interim dividend of US¢5.00 per share will be payable on 12th October 2005 to shareholders on the register of members at the close of business on 19th August 2005 and will be available in cash with a scrip alternative. The ex-dividend date will be on 17th August 2005, and the share registers will be closed from 22nd to 26th August 2005, inclusive.

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Jardine Strategic Holdings Limited
Interim Report 2005

Overview

The Group's businesses performed well in the first half of the year as the Asian economies in which they are primarily represented continued to improve.

Results

The Company produced an underlying net profit in the first half of 2005 of US$245 million, an increase of 29%. Underlying earnings per share for the first six months were enhanced by the positive effect of share purchases and reached US¢40.26, an increase of 31% over the first half of 2004.

A 19% upward revaluation of Hongkong Land's investment property portfolio was recorded at the half year. In accordance with International Financial Reporting Standards, the Company's share of the non-cash gain arising of US$471 million has been taken through the profit and loss account. This, together with other exceptional items, increased the net profit attributable to shareholders to US$784 million for the six months.

Net asset value per share at 30th June 2005, based on the market price of the Company's holdings, rose by 12% to US$14.39, compared with US$12.80 at the prior year end.

An increased interim dividend of US¢5.00 per share has been declared.

Developments

The Company is acquiring for US$185 million, subject to regulatory approval, a 20% shareholding in Rothschilds Continuation Holdings, a holding company within the Rothschild group and the parent company of N M Rothschild & Sons. In addition to its core investment banking business, the Rothschild group is involved in commercial banking, private banking and the private equity sector.

Business Performance

Favourable markets sustained Dairy Farm's earnings growth in the first half of 2005, and the strength of its balance sheet enabled it to return US$334 million to shareholders in May by way of a special dividend. The company continues to build its established retail operations in Asia organically, as well as seeking acquisition opportunities. A restructuring of Dairy Farm's property portfolio in Malaysia, through a sale and leaseback transaction, is expected to take place in the second half of 2005.

Jardine Cycle & Carriage, which is now 61% held, continued its positive trend as its principal affiliate, Astra, produced an excellent result. Jardine Cycle & Carriage increased its stake in Astra from 47% to nearly 50% during the first six months of the year at a cost of US$124 million. Astra is experiencing strong consumer and industrial demand in Indonesia, where it has a broad range of manufacturing, service and agricultural businesses and accounts for nearly half of the market in new motor vehicles and motorcycles. Jardine Cycle & Carriage's other activities in Southeast Asia, however, including its motor business, produced mixed results.

Hongkong Land's underlying profit rose modestly with the benefit of lower financing charges and its contribution to the Group was enhanced by a higher shareholding. Vacancy in Hong Kong's Central District continued to fall, reducing to 4% in Hongkong Land's portfolio at the end of June. Office values and rents again rose, although positive rent reversions will not impact earnings this year and will be offset next year by a lack of residential completions. The company's joint-venture development in Singapore has been 50% pre-let ahead of its completion in 2006, and it has successfully tendered with the same partners for an adjacent three and a half hectare site. It is also progressing well with its residential developments in Mainland China.

In the first half Mandarin Oriental gained from improved travel markets, strengthening rates and enhanced performance from its new US hotels. The sale of its interest in its Hawaiian hotel produced a US$48 million pre-tax gain. The group's development strategy is progressing with hotel openings in Hong Kong and Tokyo scheduled in the second half and two more new projects announced. Overall market conditions remain favourable, but Mandarin Oriental's second-half result will be affected by pre-opening costs, while next year's earnings will reflect the temporary closure of Mandarin Oriental, Hong Kong for refurbishment.

Within Jardine Matheson's direct holdings, many of Jardine Pacific's businesses benefited from improved trading conditions, especially in Hong Kong where the majority of its interests are located, although losses in Gammon restricted its overall profitability. The company has agreed the sale of its 50% stake in Pacific Finance, a Hong Kong-based consumer finance operation, for US$60 million, which will give rise to an exceptional profit of some US$22 million upon completion in the second half of the year.

A reduced profit contribution from Jardine Motors reflected prior-year disposals. Jardine Motors is now concentrating its operations in the United Kingdom, Hong Kong and Southern China. Its Mercedes-Benz dealership in Hong Kong enjoyed a good first half, and a respectable result was achieved in the United Kingdom despite a weakening new car market. Progress is continuing with the development of its service centre network in Southern China.

Jardine Lloyd Thompson made a steady start to the year, but the soft insurance markets and dollar weakness continued to affect the profitability of its risk and insurance operations. Nevertheless, the underlying business remains resilient.

Outlook

In conclusion, the Chairman, Henry Keswick said, “Good performance continued in most of the Group’s businesses and a satisfactory outcome for the full year is expected.”

Operating Review

Jardine Matheson

Jardine Matheson achieved an underlying net profit for the first half of 2005 of US$232 million, an increase of 18% over the same period last year. Underlying earnings per share, enhanced by the effect of share repurchases, increased by 21% to US¢67.21. Of its directly held investments:

- **Jardine Pacific** produced an underlying profit for the half year of US$38 million, a decrease of 23%, although excluding the loss of contributions from businesses sold in 2004 the decrease was 7%. Its air cargo and aviation services interests continued to perform well, but in shipping services it began to see rates weaken. In the construction sector Gammon suffered from losses from poor contracts, while both JEC and Jardine Schindler produced increased earnings. The continuing restaurant businesses performed well even though the overall contribution was lower following the sale of its Hawaiian operations at the end of 2004. Profit was slightly down in Pacific Finance and agreement has been reached for the sale of the group's 50% stake in this business, subject to regulatory approvals, for a consideration of US$60 million, which will give rise to a profit of some US$22 million. Jardine Pacific's operating environment remains positive and the earnings outlook for the second half is more promising.

- **Jardine Motors'** underlying net profit from continuing businesses for the first half of 2005 was US$26 million, an increase of 6%. In 2004 the company disposed of its remaining US business and its stake in a joint venture with Ford in the United Kingdom, and also sold its Southeast Asian interests to Jardine Cycle & Carriage. In Hong Kong, Zung Fu increased its new car market share with strong passenger car deliveries, and aftersales performed well. In Southern China, the Mercedes-Benz distribution joint venture recorded lower margins in a competitive market, while the Zung Fu service network continued to achieve an overall profit. In the United Kingdom, notwithstanding a decline in the registration of new passenger cars, the group saw an increase in new car deliveries and the vehicle leasing business produced a good result. The net profit from continuing businesses, however, showed a slight decline as the 2004 comparative had included the benefit of gains from property disposals.

- **Jardine Lloyd Thompson** made a steady start to the year, although soft insurance markets and dollar weakness again impacted profitability. Underlying trading profit was £42 million in the first half, down from £59 million in 2004, and profit before tax was £48 million, compared to £64 million in the prior year. Risk & Insurance Group produced an underlying trading profit of £45 million, compared to £60 million in the prior year. While the results were held back by adverse market conditions, the underlying business continued to be resilient and some encouraging new business wins were achieved.

Acquisitions in Latin America concluded at the end of 2004 performed well in their first six months of operation. Employee Benefits Group achieved an underlying trading profit for the period of £6 million, up from £5 million. There was good growth in the United Kingdom and in the United States the business was restructured following the disposal of non-core operations.

Hongkong Land

The office market in Hong Kong's Central District maintained its strong performance in the first half of 2005. Vacancy in Hongkong Land's portfolio fell to 4%, and rental reversions began to turn positive. Net rental income rose compared with the second half of 2004, but fell short of the comparable first half result. Retail rents in the group's properties continued to rise, reflecting both market demand and portfolio enhancements. The lack of completions in the residential business has meant a reduction in the profit contribution from this segment. The overall decline in trading profit was, however, offset by lower financing charges, and the underlying net profit was 2% higher at US$105 million. The group's investment property portfolio increased in value by some 19%, producing a valuation surplus of US$1,306 million.

The refurbishment of The Landmark complex in Hong Kong will culminate in the launch of The Landmark Mandarin Oriental Hotel in August followed by a series of major store openings in the second half of the year. In Singapore, One Raffles Quay is now close to 50% pre-let, ahead of its completion in 2006. The consortium which is developing this site, in which Hongkong Land has a one-third interest alongside Cheung Kong Group and Keppel Land, has also won the tender to develop the neighbouring three and a half hectare Business and Financial Centre site.

Hongkong Land's Central Park joint-venture development in Beijing has moved on to the construction of phase three, with some 80% of the units already pre-sold. In Hong Kong, the residential market saw some slowing of activity due to higher pricing and interest rate rises, although most of the group's available properties have been sold. The longer-term prospects for residential development remain encouraging.

Dairy Farm

Dairy Farm achieved further growth in sales and underlying earnings in the first six months of 2005 as favourable economic conditions prevailed in most of its major markets. Sales, including associates, increased by 9% to US$2.7 billion. Underlying net profit increased by 23% to US$76 million, and earnings per share also rose 23% to US¢5.73. In a return of value to shareholders, a special dividend of US¢25.00 per share, totalling US$334 million, was paid in May 2005.

The group's North Asian operations produced good profit growth. Hong Kong operations performed well in an improved economy, but restaurant associate, Maxim's, was affected by strong competition and closure costs. IKEA in Hong Kong and Taiwan recorded a decline in underlying profit in a challenging environment. The development programme in Taiwan is continuing with a third and fourth store scheduled to open in 2006. In Southern China, 7-Eleven expanded to 209 stores by the end of June, while Mannings reached nine stores. Olive Young, the South Korean associate, opened five new stores and now has 24 in operation.

In Southeast Asia both Singapore and Malaysia performed well, and Indonesia produced significantly improved results. Three Giant hypermarkets were opened in the first six months, bringing the total to 32, and there are plans to open eight more hypermarkets and over 80 other stores across the region in the second half. Further shares were acquired in PT Hero Supermarket in Indonesia, giving a direct interest of 32.6% and a further indirect interest through exchangeable bonds of 24.6%. There has also been progress towards reaching agreement for the group's joint-venture partner in India to sell its interest in Health and Glow and Foodworld to another Indian investor. The restructuring of Dairy Farm's property portfolio in Malaysia, through a sale and leaseback transaction, is expected to take place in the second half.

Mandarin Oriental

Mandarin Oriental's first half earnings benefited from strengthening room rates as the recovery in global travel continued and improved performances from new hotels in the United States. Earnings from operations before interest, tax, depreciation and amortization for the first six months were US$63 million compared with US$42 million in 2004, which had included US$7 million of initial operating losses in Washington D.C. There was also a US$48 million pre-tax gain on disposal of the group's 40% partnership interest in the Kahala Mandarin Oriental in Hawaii, which Mandarin Oriental will continue to manage. Profit attributable to shareholders was US$55 million for the six months, compared with US$6 million in the first half of 2004.

In Hong Kong, profitability was enhanced by increases of some 30% in room rates in Mandarin Oriental's two wholly-owned hotels. Results from Europe were also better as both occupancy and room rates strengthened. In North America, the revival in corporate and leisure travel gathered pace and the group's new hotel in Washington D.C. showed a marked improvement, while Mandarin Oriental, New York, achieved occupancy of 70% at an average rate of over US$600.

Mandarin Oriental's development strategy made progress with the announcement of management contracts for a 250-room luxury hotel in Chicago, to open in 2008, and a 114-room 'hideaway' resort on Grand Cayman Island that will open in 2007. Mandarin Oriental's next addition is a new hotel at The Landmark in Hong Kong, which it will manage when it opens in late August this year. This will be followed in December 2005 by the opening of Mandarin Oriental, Tokyo, to be operated under a long-term lease. Pre-opening expenses in the second half of the year are expected to be some US$10 million. Preparation for the renovation of Mandarin Oriental, Hong Kong continues with a planned temporary closure from the end of 2005.

Jardine Cycle & Carriage

Jardine Cycle & Carriage recorded an underlying profit for the period of US$156 million, up 27%, and underlying earnings per share grew by 25% to US¢46.73. Astra's strong contribution, enhanced by an increased shareholding interest, more than offset the reduction in profit from the group's other interests.

Jardine Cycle & Carriage has increased its shareholding in Astra from 47.2% to nearly 50% in the first half at a cost of US$124 million. Astra's contribution to the group's underlying profit rose 46% to US$146 million. Consumer demand within Indonesia remained buoyant in the first five months of 2005, and the motor vehicle market grew by 34% to 246,000 units and the motorcycle market grew by 29% to 2.1 million units. Astra's market share for motor vehicles showed a modest decline to 46%, while its share for motorcycles increased marginally to 49%. Astra will open a new Honda motorcycle factory, adding an annual capacity of over one million units in the second half of the year. Astra's consumer finance operations also benefited from the strong market, and its component business performed satisfactorily. Of Astra's non-auto related operations, United Tractors, now 58% owned, more than doubled its sales of Komatsu units due to the improved economy and good growth in the mining sector. Astra Agro Lestari's palm oil production increased by 11% to 342,000 tonnes in the first five months, but the improvement was offset by a 19% decline in selling prices.

The contribution from Jardine Cycle & Carriage's motor operations fell by 15% to US$17 million primarily due to the sale of businesses in 2004 and reduced earnings in Singapore. The new Mercedes-Benz flagship showroom in Singapore remains on schedule to open in early 2006. The contribution from Cycle & Carriage Bintang in Malaysia was marginally lower, while 37%-owned PT Tunas Ridean performed well in Indonesia. MCL Land made progress on a number of development projects, but as none were completed in the period no profit was recognized in line with its new accounting policy. Only one small project is due for completion in the second half of 2005. The group is increasing its presence in Malaysia with a US$21 million joint-venture investment in a company that has 238 acres of leasehold land on the outskirts of Kuala Lumpur suitable for mixed-development.

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Jardine Strategic Holdings Limited
Consolidated Profit and Loss Account

	(unaudited) Six months ended 30th June 2005 US$m	(unaudited) Six months ended 30th June Restated 2004 US$m	Year ended 31st December 2004 US$m
Revenue *(note 2)*	**3,018**	2,805	5,793
Cost of sales	**(2,233)**	(2,102)	(4,282)
Gross profit	**785**	703	1,511
Other operating income	**120**	71	170
Selling and distribution costs	**(540)**	(471)	(956)
Administration expenses	**(138)**	(130)	(272)
Other operating expenses	**(11)**	(45)	(76)
Operating profit *(note 3)*	**216**	128	377
Financing charges	**(24)**	(25)	(83)
Share of results of Jardine Matheson *(note 4)*	**52**	48	54
Share of results of associates and joint ventures excluding change in fair value of investment properties	**209**	174	428
Increase in fair value of investment properties	**471**	287	611
Share of results of associates and joint ventures *(note 5)*	**680**	461	1,039
Profit before tax	**924**	612	1,387
Tax *(note 6)*	**(44)**	(25)	(51)
Profit for the period	**880**	587	1,336
Attributable to:			
Shareholders of the Company	**784**	503	1,122
Minority interests	**96**	84	214
	880	587	1,336
	US¢	US¢	US¢
Earnings per share *(note 7)*			
- basic	**128.82**	81.34	182.46
- diluted	**128.59**	81.10	182.10

Jardine Strategic Holdings Limited
Consolidated Balance Sheet

	2005 US$m	(unaudited) At 30th June Restated 2004 US$m	At 31st December 2004 US$m
Net operating assets			
Intangible assets	**386**	313	357
Tangible assets	**1,229**	1,238	1,216
Investment properties	**36**	45	31
Leasehold land payments	**420**	416	423
Investment in Jardine Matheson	**627**	535	600
Associates and joint ventures	**4,301**	2,926	3,697
Other investments	**265**	301	300
Deferred tax assets	**21**	25	20
Pension assets	**69**	52	70
Other non-current assets	**5**	1	-
Non-current assets	**7,359**	5,852	6,714
Properties for sale	**391**	422	286
Stocks	**529**	409	493
Debtors and prepayments	**375**	289	343
Current tax assets	**11**	9	12
Bank balances and other liquid funds	**1,000**	458	702
	2,306	1,587	1,836
Non-current assets classified as held for sale *(note 8)*	**110**	137	148
Current assets	**2,416**	1,724	1,984
Creditors and accruals	**(1,233)**	(1,159)	(1,158)
Current borrowings	**(487)**	(295)	(451)
Current tax liabilities	**(53)**	(39)	(53)
Current provisions	**(19)**	(19)	(19)
	(1,792)	(1,512)	(1,681)
Liabilities directly associated with non-current assets classified as held for sale *(note 8)*	**(1)**	(4)	(1)
Current liabilities	**(1,793)**	(1,516)	(1,682)
Net current assets	**623**	208	302
Long-term borrowings	**(1,886)**	(1,478)	(1,579)
Deferred tax liabilities	**(132)**	(104)	(109)
Pension liabilities	**(8)**	(6)	(7)
Other non-current liabilities	**(14)**	(7)	(26)
	5,942	4,465	5,295
Total equity			
Share capital	**52**	52	52
Share premium and capital reserves	**1,318**	1,329	1,317
Revenue and other reserves	**4,542**	3,042	3,804
Own shares held	**(953)**	(888)	(904)
Shareholders' funds *(note 9)*	**4,959**	3,535	4,269
Minority interests	**983**	930	1,026
	5,942	4,465	5,295

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Jardine Strategic Holdings Limited
Consolidated Statement of Recognized Income and Expense

	(unaudited) Six months ended 30th June 2005 US$m	(unaudited) Six months ended 30th June Restated 2004 US$m	Year ended 31st December 2004 US$m
Surpluses on revaluation of intangible assets	**2**	-	-
Surpluses on revaluation of properties	**2**	3	63
(Losses)/gains on revaluation of other investments	**(13)**	25	54
Actuarial gains on defined benefit pension plans	**-**	-	27
Net exchange translation differences	**(96)**	(85)	(27)
Gains/(losses) on cash flow hedges	**18**	8	(6)
Tax on items taken directly to equity	**(1)**	-	(27)
Net (expense)/income recognized directly in equity	**(88)**	(49)	84
Transfer to profit and loss on disposal and impairment of other investments	**(20)**	13	71
Transfer to profit and loss on disposal of subsidiary undertakings, associates and joint ventures	**(6)**	(3)	25
Transfer to profit and loss in respect of cash flow hedges	**3**	2	3
Profit for the period	**880**	587	1,336
Total recognized income and expense for the period	**769**	550	1,519
Attributable to:			
Shareholders of the Company	**710**	502	1,292
Minority interests	**59**	48	227
	769	550	1,519

Jardine Strategic Holdings Limited
Consolidated Cash Flow Statement

	(unaudited) Six months ended 30th June		Year ended 31st December
		Restated	
	2005	2004	2004
	US$m	US$m	US$m
Operating activities			
Operating profit	**216**	128	377
Interest income	**(11)**	(2)	(12)
Depreciation and amortization	**69**	63	131
Other non-cash items	**(70)**	(8)	(57)
(Increase)/decrease in working capital	**(85)**	66	63
Interest received	**12**	3	14
Interest and other financing charges paid	**(46)**	(31)	(70)
Tax paid	**(26)**	(21)	(43)
	59	198	403
Dividends from Jardine Matheson	**-**	79	105
Dividends from associates and joint ventures	**71**	50	145
Cash flows from operating activities	**130**	327	653
Investing activities			
Purchase of subsidiary undertakings *(note 11(a))*	**(25)**	(38)	(120)
Purchase of associates and joint ventures *(note 11(b))*	**(134)**	(150)	(404)
Purchase of other investments	**(14)**	(11)	(13)
Purchase of tangible assets	**(72)**	(79)	(148)
Purchase of investment properties	**(8)**	-	-
Purchase of leasehold land	**-**	-	(10)
Sale of subsidiary undertakings *(note 11(c))*	**-**	65	68
Sale of associates and joint ventures *(note 11(d))*	**102**	12	17
Sale of other investments *(note 11(e))*	**36**	35	38
Sale of tangible assets	**7**	5	18
Sale of investment properties	**45**	43	138
Sale of leasehold land	**-**	11	77
Cash flows from investing activities	**(63)**	(107)	(339)
Financing activities			
Repurchase of shares	**-**	-	(12)
Capital contribution from minority shareholders	**4**	5	8
Drawdown of borrowings	**1,471**	413	1,062
Repayment of borrowings	**(1,092)**	(472)	(909)
Dividends paid by the Company	**(18)**	(104)	(154)
Dividends paid to minority shareholders	**(134)**	(15)	(31)
Cash flows from financing activities	**231**	(173)	(36)
Effect of exchange rate changes	**(4)**	(4)	9
Net increase in cash and cash equivalents	**294**	43	287
Cash and cash equivalents at beginning of period	**702**	415	415
Cash and cash equivalents at end of period	**996**	458	702

Jardine Strategic Holdings Limited
Notes

1. Accounting Policies and Basis of Preparation

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

There have been no changes to the accounting policies described in the 2004 annual financial statements. In 2005, the Group early adopted two amendments to IAS 39, Financial Instruments: Recognition and Measurement - Cash Flow Hedge Accounting of Forecast Intragroup Transactions, and The Fair Value Option, neither of which has had a significant impact on the Group's financial statements. The comparative figures for the six months ended 30th June 2004 have been restated to reflect changes in accounting policies for defined benefit pension plans and recognition of revenue in pre-completion contracts for the sale of residential properties, which were adopted in the preparation of the 2004 annual financial statements, and reversal of the negative carrying amount in respect of Jardine Lloyd Thompson's investment in a French associate as described in note 12 to the 2004 annual financial statements.

The Group's reportable segments are set out in note 2 and are described on pages 5 to 8.

2. Revenue

	Six months ended 30th June	
	2005	2004
	US$m	US$m
By business:		
Dairy Farm	**2,282**	1,919
Mandarin Oriental	**193**	151
Jardine Cycle & Carriage	**543**	735
	3,018	2,805

3. Operating Profit

	Six months ended 30th June	
	2005	2004
	US$m	US$m
By business:		
Dairy Farm	**97**	97
Mandarin Oriental	**82**	18
Jardine Cycle & Carriage	**21**	30
	200	145
Corporate and other interests	**16**	(17)
	216	128

4. Share of Results of Jardine Matheson

	Six months ended 30th June	
	2005	2004
	US$m	US$m
Share of results excluding change in fair value of investment properties	**52**	45
Increase in fair value of investment properties	**-**	3
	52	48

Results are shown after tax and minority interests and included US$1 million relating to value added tax recovery in Jardine Motors Group *(2004: nil)*.

5. Share of Results of Associates and Joint Ventures

	Six months ended 30th June	
	2005	2004
	US$m	US$m
By business:		
Hongkong Land	**46**	45
Dairy Farm	**8**	5
Mandarin Oriental	**2**	1
Jardine Cycle & Carriage	**153**	123
	209	174
Increase in fair value of investment properties	**471**	287
	680	461

Results are shown after tax and minority interests.

6. Tax

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates. The Group has no tax payable in the United Kingdom.

7. Earnings Per Share

Basic earnings per share are calculated on profit attributable to shareholders of US$784 million *(2004: US$503 million)* and on the weighted average number of 609 million *(2004: 619 million)* shares in issue during the period. The weighted average number excludes the Company's share of the shares held by Jardine Matheson.

Diluted earnings per share are calculated on profit attributable to shareholders of US$783 million *(2004: US$502 million)*, which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of Jardine Matheson, subsidiary undertakings, associates or joint ventures.

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders. A reconciliation of earnings is set out below:

	Six months ended 30th June					
	2005			2004		
		Basic earnings per share	**Diluted earnings per share**		Basic earnings per share	Diluted earnings per share
	US$m	**US¢**	**US¢**	US$m	US¢	US¢
Underlying profit	**245**	**40.26**	**40.09**	190	30.75	30.56
Value added tax recovery in Jardine Matheson	**1**			-		
	246	**40.49**	**40.32**	190	30.75	30.56
Increase in fair value of investment properties	**471**			283		
Other adjustments	**67**			30		
	538			313		
Profit attributable to shareholders	**784**	**128.82**	**128.59**	503	81.34	81.10

7. Earnings Per Share (continued)

A fuller analysis of the adjustments made to the profit attributable to shareholders in arriving at the underlying profit is set out below:

	Six months ended 30th June	
	2005	2004
	US$m	US$m
Increase in fair value of investment properties		
- Hongkong Land	**471**	287
- Jardine Matheson	**-**	3
- other	**-**	(7)
	471	283
Sale and closure of businesses		
- Kahala Mandarin Oriental	**27**	-
- Hong Kong Ice & Cold Storage	**-**	11
- New Zealand motor operations	**-**	13
- other	**9**	3
	36	27
Dilution of interest in Jardine Lloyd Thompson	**9**	-
Fair value gain on options embedded in Jardine Matheson Guaranteed Bonds	**1**	-
Sale of leasehold properties	**-**	6
Sale of investments	**21**	(5)
Gain arising on increased interest in an associate	**-**	2
	538	313

8. Non-current Assets Classified as Held for Sale

The major classes of assets and liabilities classified as held for sale are set out below:

	2005 US$m	At 30th June 2004 US$m	At 31st December 2004 US$m
Tangible assets	**110**	7	107
Investment properties	**-**	123	41
Leasehold land payments	**-**	7	-
Total assets	**110**	137	148
Creditors and accruals	**-**	(3)	(1)
Deferred tax liabilities	**(1)**	(1)	-
Total liabilities	**(1)**	(4)	(1)

Tangible assets held for sale at 30th June 2005 comprised Dairy Farm's property portfolio in Malaysia and certain properties in Indonesia, the sale of which is expected to be completed in the second half of the year at an amount not materially different from the carrying value.

9. Shareholders' Funds

	Six months ended 30th June	
	2005	2004
	US$m	US$m
At 1st January		
- as previously reported	**4,269**	3,197
- changes in accounting policies	**-**	(80)
- as restated	**4,269**	3,117
Recognized income and expense attributable to shareholders	**710**	502
Dividends *(note 10)*	**(63)**	(61)
Employee share option schemes		
- value of employee services	**1**	1
Scrip issued in lieu of dividends	**91**	-
Change in attributable interests	**-**	(3)
Increase in own shares held	**(49)**	(21)
At 30th June	**4,959**	3,535

Changes in accounting policies related to recognition of net actuarial losses on defined benefit pension plans of US$72 million and adjustment of revenue recognized on pre-completion contracts for sale of residential properties of US$14 million, offset by reversal of the negative carrying amount in respect of Jardine Lloyd Thompson's investment in a French associate of US$6 million *(refer note 1).*

10. Dividends

	Six months ended 30th June	
	2005	2004
	US$m	US$m
Final dividend in respect of 2004 of US¢10.40 *(2003: US¢9.90)* per share	**109**	104
Less Company's share of dividends paid on the shares held by Jardine Matheson	**(46)**	(43)
	63	61

An interim dividend in respect of 2005 of US¢5.00 *(2004: US¢4.80)* per share amounting to a total of US$53 million *(2004: US$50 million)* is declared by the Board. The net amount after deducting the Company's share of the dividends payable on the shares held by Jardine Matheson of US$22 million *(2004: US$21 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2005.

11. Notes to Consolidated Cash Flow Statement

(a) Purchase of subsidiary undertakings	Six months ended 30th June **2005** **US$m**	2004 US$m
Intangible assets	**8**	-
Tangible assets	**71**	2
Current assets	**84**	-
Current liabilities	**(70)**	-
Long-term borrowings	**(9)**	-
Deferred tax liabilities	**(15)**	-
Other non-current liabilities	**(9)**	-
Fair value at acquisition	**60**	2
Adjustment for minority interests	**(25)**	-
Adjustment for carrying value of an associate	**(26)**	-
Share of fair value at acquisition	**9**	2
Goodwill attributable to subsidiary undertakings	**10**	1
Total consideration	**19**	3
Cash and cash equivalents of subsidiary undertakings acquired	**1**	-
Net cash outflow	**20**	3
Purchase of shares in Dairy Farm	**-**	21
Purchase of shares in Jardine Cycle & Carriage	**5**	14
	25	38

Net cash outflow in 2005 of US$20 million included US$13 million for Dairy Farm's acquisition of an additional 20.4% interest in PT Hero Supermarket.

(b) Purchase of associates and joint ventures for the six months ended 30th June 2005 included the Company's increased interest in Hongkong Land of US$9 million *(2004: US$5 million)* and Jardine Cycle & Carriage's increased interest in Astra of US$124 million *(2004: US$124 million).*

11. Notes to Consolidated Cash Flow Statement (continued)

(c) Sale of subsidiary undertakings	Six months ended 30th June **2005** **US$m**	 2004 US$m
Tangible assets	-	12
Leasehold land payments	-	1
Deferred tax assets	-	1
Current assets	-	51
Current liabilities	-	(30)
Long-term borrowings	-	(2)
Deferred tax liabilities	-	(1)
Net assets disposed of	-	32
Cumulative exchange translation differences	-	(4)
Profit on disposal	-	38
Sale proceeds	-	66
Cash and cash equivalents of subsidiary undertakings disposed of	-	(1)
Net cash inflow	-	65

Net cash inflow in 2004 of US$65 million included US$20 million from Dairy Farm's sale of its interest in Hong Kong Ice & Cold Storage and US$45 million from Jardine Cycle & Carriage's sale of its New Zealand motor operations.

(d) Sale of associates and joint ventures for the six months ended 30th June 2005 included US$87 million from Mandarin Oriental's sale of its interest in Kahala Mandarin Oriental.

(e) Sale of other investments for the six months ended 30th June 2005 included US$36 million from the sale of the Company's interest in EON Capital. Sale of other investments for the six months ended 30th June 2004 included US$20 million from the sale of the Company's interest in Hap Seng Consolidated.

12. Corporate Cash Flow and Net Debt

	Six months ended 30th June 2005 US$m	2004 US$m
Dividends receivable	**485**	154
Less taken in scrip	**(98)**	(1)
	387	153
Other operating cash flows	**(32)**	(23)
Cash flows from operating activities	**355**	130
Cash flows from investing activities	**22**	(32)
Dividends paid by the Company	**(18)**	(104)
Effect of exchange rate changes	**7**	2
Net decrease/(increase) in net debt	**366**	(4)
Net debt at beginning of period	**(775)**	(641)
Net debt at end of period	**(409)**	(645)
Represented by:		
Bank balances and other liquid funds	**304**	64
6.375% Guaranteed Bonds due 2011	**(296)**	(296)
Other long-term borrowings	**(417)**	(413)
	(409)	(645)

Corporate cash flow and net debt comprises the cash flows and net cash or debt of the Company and of its investment holding and financing subsidiary undertakings.

13. Capital Commitments and Contingent Liabilities

	At 30th June		At 31st December
	2005 US$m	2004 US$m	2004 US$m
Capital commitments	**209**	59	182
Contingent liabilities			
Guarantees in respect of facilities made available to associates and joint ventures	**78**	71	70

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

14. Post Balance Sheet Event

In June 2005, the Company announced that it had agreed to purchase a 20% interest in Rothschilds Continuation Holdings for US$185 million. Completion of the transaction is subject to the receipt of necessary regulatory consents.

The interim dividend of US¢5.00 per share will be payable on 12th October 2005 to shareholders on the register of members at the close of business on 19th August 2005, and will be available in cash with a scrip alternative. The ex-dividend date will be on 17th August 2005, and the share registers will be closed from 22nd to 26th August 2005, inclusive. Shareholders will receive their cash dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 22nd September 2005. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 28th September 2005. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars or the scrip alternative.

- end -

For further information, please contact:

Jardine Matheson Limited
James Riley (852) 2843 8229

GolinHarris
Kennes Young (852) 2501 7987

This and other Group announcements can be accessed through the Internet at 'www.jardines.com'.